SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                 RAZORFISH, INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock, par value $.01 per share; and
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                 John J. Roberts
                             Chief Financial Officer
                                 Razorfish, Inc.
                                 11 Beach Street
                            New York, New York 10013
                                 (212) 966-5960

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              John R. Hempill, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1:  Subject Company Information

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Razorfish, Inc., a Delaware corporation (the "Company"). The principal executive officers of the Company are located at 11 Beach Street, New York, New York, 10013. The telephone number of the principal executive offices of the Company is (212) 966-5960.

      The titles of the class of equity securities to which this Schedule 14D-9 relates are the Class A and Class B common stock, par value $0.01 per share (collectively, the "Shares" and individually, a "Share"), of the Company. As of November 19, 2002, there were 4,834,974 shares of the Class A common stock and 50 shares of the Class B common stock outstanding. The Class A common stock is traded on the Nasdaq SmallCap Market under the symbol "RAZF." The Class B common stock does not trade on a securities exchange, in the over the counter market, or on any other organized market.

Item 2:  Identity and Background of Filing Person

      The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

      This Statement relates to the offer by SBI Purchase Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company ("SBI"), a Utah corporation and a wholly owned subsidiary of SBI Holdings Inc., a Utah corporation, to purchase all the outstanding Shares at a purchase price of $1.70 per Share, net to the seller in cash without interest and less any amounts required to be withheld and paid to governmental entities (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser and SBI with the United States Securities and Exchange Commission (the "SEC") on December 6, 2002.

      The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn a minimum number of Shares which,


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

together with Shares already owned by SBI, the Purchaser or any of their respective subsidiaries, constitutes at least a majority of the outstanding Shares (the "Minimum Condition") on a fully diluted basis.

      The Offer is being made pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated as of November 21, 2002, by and among the Company, SBI and the Purchaser (the "Acquisition Agreement"). The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement (including the Minimum Condition), the Purchaser will be merged with and into the Company (the "Merger"), in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SBI.

      In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, SBI, the Purchaser or any of their respective subsidiaries and Shares for which appraisal rights have been exercised in accordance with Section 262 of the DGCL) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration"). The summary of the material terms of the Acquisition Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Acquisition Agreement" in the Offer to Purchase, which is incorporated herein by reference. Purchaser has stated that, upon completion of the Merger, it intends to cause the Company to delist the Class A common stock from the Nasdaq SmallCap Market, to file a Form 15 with the SEC to suspend the Company's obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to terminate the registration of the Class A common stock under the Exchange Act. In the event that the number of stockholders of the Company is sufficiently reduced as a result of the completion of the Offer, or the Company no longer meets one or more of the continued listing requirements of the Nasdaq SmallCap Market subsequent to the Offer, the Purchaser may take such actions on completion of the Offer.

      As set forth in the Schedule TO, the principal executive offices of SBI and the Purchaser are located at 2825 East Cottonwood Parkway, Suite 480, Salt Lake City, Utah 84121.

Item 3:  Past Contacts, Transactions, Negotiations and Agreements.

      Except as described herein, or incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or


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affiliates or (2) SBI, the Purchaser or their respective executive officers, directors or affiliates.

      Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries, on the one hand, and the Company's, executive officers and directors or affiliates, on the other hand, is provided in the Company's Information Statement ("Information Statement") pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, which is filed as Annex B to this Statement and is incorporated herein by reference.

                            THE ACQUISITION AGREEMENT

      The summary of the material terms of the Acquisition Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Acquisition Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Acquisition Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Acquisition Agreement and is qualified in its entirety by reference to the Acquisition Agreement, which is filed as Exhibit (e)(1) to this Statement and incorporated herein by reference. The summaries of provisions of the Acquisition Agreement in the Information Statement and the Offer to Purchase and set forth below are qualified in their entirety by reference to the Acquisition Agreement.

      BY-LAWS. The Acquisition Agreement provides that the Bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article VI of the Bylaws of Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification will be required by law.

      DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE. The Acquisition Agreement requires SBI to cause the Surviving Corporation, to the fullest extent permitted under applicable law, to indemnify, defend and hold harmless, each present and former director, officer or employee of the Company or any Subsidiary (as defined in the Acquisition Agreement) against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated herein or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Organizational Documents (as Defined in the Acquisition Agreement) or any applicable contract or agreement as in effect on the date of the Acquisition Agreement, in each case for a period of six years after the date of the Acquisition Agreement.


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

      The Acquisition Agreement also requires the Surviving Corporation to maintain in effect for six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are substantially similar) with respect to matters occurring prior to the Effective Time up to a maximum cost of $1,500,000.00 for such insurance.

      The Acquisition Agreement also provides that in the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation, or at SBI's option, SBI, will assume the foregoing indemnity and insurance obligations.

      COMPANY STOCK OPTIONS AND WARRANTS. The board of directors of the Company (the "Board" or the "Board of Directors") has adopted resolutions to provide that, immediately prior to the earlier to occur of (a) the completion of the Offer (provided that more than 80% of the Shares have been validly tendered and not withdrawn prior to the final expiration of the Offer), and (b) the Effective Time, each unexercised and outstanding option to purchase Shares under any of the Company's Amended and Restated 1997 Stock Option and Incentive Plan, 1999 Stock Incentive Plan, 2000 Non-Officer Stock Incentive Plan and 2002 Stock Incentive Plan (individually a "Company Option" and collectively the "Company Options") will fully vest and become exercisable. Each unexercised and outstanding Company Option will be canceled without any action on the part of the holder of the option upon the earlier to occur of (a) the completion of the Offer (provided that more than 80% of the Shares have been validly tendered and not withdrawn prior to the final expiration of the Offer), and (b) the Effective Time. The holder of each Company Option so cancelled and each warrant that has an exercise price of less than $1.70 per share will thereafter be entitled to receive a payment of cash equal to the amount per share by which $1.70 (or such higher price as is paid in the Offer) exceeds the exercise price of the option or warrant, as applicable. Payments to holders of Company Options and warrants may be subject to withholding obligations under the Code or any provision of state, local or foreign tax law.

                            CONFIDENTIALITY AGREEMENT

     The summary of the material terms of the Confidentiality Agreement, dated as of August 6, 2001, between the Company and SBI (the "Confidentiality Agreement"), is set forth under the caption "The Acquisition Agreement and Other Agreements -- Confidentiality Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Confidentiality Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.


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

Item 4:  The Solicitation or Recommendation

(a)  Solicitation and Recommendation.

      Recommendation of the Board.

      At a meeting held on November 21, 2002, the Board of Directors of the Company, by unanimous vote of all the directors (i) determined that the Offer and the Merger are fair to, advisable to and in the best interests of the Company and its stockholders, (ii) approved the Acquisition Agreement and the transactions provided for therein, including the Offer and the Merger and (iii) recommended that stockholders of the Company tender their Shares in the Offer, and, if necessary under the DGCL, approve and adopt the Acquisition Agreement and the Merger.

      ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      Background.

      Early in 2001, the Company's executive management, including Mr. Jean-Philippe Maheu, Chief Executive Officer and Mr. John Roberts, Chief Financial Officer, commenced discussions with various parties about the possibility of making an investment in the Company, acquiring the Company or acquiring certain assets of the Company. During 2001, the Company signed twenty-four confidentiality agreements relating to various potential investment and acquisition opportunities, and had varying levels of discussions relating thereto. Six companies commenced due diligence investigations of the Company. Of those six, three had meetings with members of the Company's management, including Mr. Maheu, Mr. Roberts, and Mr. Robert Lord, the Company's Chief Operating Officer. None of these three investigations resulted in an investment or acquisition offer for various reasons, including the inability of the Company and the other parties to agree on pricing and the Company's ongoing restructuring efforts.

      During the first week of August of 2001, Mr. Ty Mattingly, SBI's Executive Vice President of Corporate Development, and Mr. Karl Wilhelm, SBI's Chief Technology Officer, met in New York with Mr. John Roberts to introduce SBI to the Company and to learn more about the Company. The Company and SBI signed a non-disclosure agreement on August 6, 2001 and, pursuant to that agreement, made certain information regarding the respective companies available to each other.

      In early August of 2001, SBI representatives, including Mr. Mattingly, Mr. Tim Pierce, SBI's Chief Financial Officer, and Mr. Mark Ostler, SBI's Vice President of Finance, met with Mr. Maheu and Mr. Roberts at the Company offices where members of Company management, including Mr. Maheu, Mr. Roberts and Mr. Lord made


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presentations about the Company, its areas of expertise and strength and its financial statements. As a result of these informational meetings, there were a number of email and telephone exchanges, primarily between Mr. Mattingly of SBI and Mr. Roberts of the Company, in order to determine what additional steps might be appropriate and to provide follow-up data. During this period, a number of potential transactions were explored on a preliminary basis, including the acquisition of certain assets by SBI, the acquisition of the Company by SBI, and the merger of SBI into the Company.

      On August 24, 2001, SBI delivered a non-binding indication of interest to the Company, in which SBI stated that it would be interested in purchasing certain assets from the Company and if a number of conditions could be resolved satisfactorily (including the resolution of tax, accounting, liability and valuation issues, the Company's resolution of lease obligations with respect to facilities not required in the Company's operations and the disposition of certain unprofitable operations) SBI would consider acquiring the Company. During September of 2001, management of SBI and the Company engaged in several conference calls to further develop an understanding of each other's business, management and personnel. On September 20, 2001, there were meetings held at the Company's offices in San Francisco and New York between the regional operating management of the two companies to discuss each other's businesses and to continue the due diligence process.

      On October 2nd and 3rd of 2001, senior management of SBI, including Mr. Ty Mattingly and Mr. Ned Stringham, the Chief Executive Officer of SBI, and members of the Company's management, including Mr. Maheu, Mr. Roberts and Mr. Lord, met in the Company's New York offices to discuss further the Company's clients, operations, personnel and financial position. Throughout October of 2001, SBI continued to perform due diligence and the parties discussed a draft merger agreement sent to the Company by SBI on September 5, 2001. During the second week of November of 2001, SBI determined that the timing was not appropriate for a business combination with the Company for a number of reasons, including the ongoing restructuring efforts at the Company and the price of the Company's stock, which reached a level above the valuation of the Company that SBI was willing to consider in connection with a potential transaction.

      Between December of 2001 and August of 2002, after discussions with SBI had broken off, the Company entered into nine additional confidentiality agreements with other potential participants to explore various strategic alternatives with respect to investing in or acquiring the Company or its assets and liabilities. Of those nine, six resulted in exchanges of detailed information about the Company and meetings with Mr. Roberts and Mr. Maheu. Of those six, four resulted in more extensive management meetings and one of them resulted in an exclusivity agreement with a party that proposed to invest capital into the Company subject to certain conditions. That arrangement terminated in mid April 2002. None of the other discussions led to a definitive agreement or proposal for a transaction primarily because the interested parties wanted to purchase only selected assets of the Company which was unacceptable to the Company since the sale of the identified assets would have substantially reduced the operations of the Company, could have increased the losses associated with the Company's operations, and


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may not have generated sufficient funds to prevent the dissolution or liquidation of the Company.

      During January of 2002, Mr. Mattingly of SBI and Mr. Roberts of the Company recommenced discussions regarding a potential acquisition transaction. A number of possible transactions, including a proposal whereby the Company would acquire certain assets of SBI were discussed. Discussions involving selling these assets to the Company were discontinued based on SBI's concerns that the post-transaction valuation placed on the Company by the public marketplace would not be sufficiently high to make the transaction acceptable to SBI.

      From February through late March of 2002, the Company and SBI continued periodic discussions and meetings regarding various potential transactions. In order to demonstrate its serious interest in pursuing a transaction with the Company, SBI submitted a draft acquisition agreement to the Company during the second week of March. In late March of 2002, the discussions between SBI and the Company were again terminated based on their inability to reach even a general agreement on the relative valuation of SBI and the Company.

      From May through August of 2002, the Company continued discussions with four of the nine companies mentioned above regarding several different strategic alternatives.

      In September of 2002, the Company determined that a business combination transaction would be advisable in order for the Company to meet its business objectives and maintain and grow its customer base. It engaged Gerard Klauer Mattison & Co., Inc., an investment-banking firm ("GKM"), to formalize the process of finding a strategic partner for a business combination transaction with the Company.

      During the first week of September of 2002, SBI and the Company again resumed discussions regarding a potential acquisition of the Company by SBI. On September 5, 2002, SBI sent the Company a non-binding letter indicating that SBI continued to be interested in pursuing a transaction with the Company and was willing to enter into negotiations for the acquisition of the Company for cash, subject to the completion of due diligence. On September 5, 2002, Mr. Mattingly met with Mr. Maheu and Mr. Roberts in New York City to discuss a potential acquisition of the Company by SBI. Between September 5, 2002 and October 18, 2002, the Company and SBI had discussions with respect to valuation and tax issues and to continue the due diligence process.

      In September 2002, GKM contacted twenty-one (21) potential strategic partners, including SBI and certain of those previously contacted by the Company. Between September 11th and 17th of 2002, GKM sent out a total of thirteen non-disclosure agreements, of which ten were returned signed.

      Between September 12 and October 31 of 2002, GKM sent out confidential information packets to the ten companies that signed the non-disclosure agreements and set up six management meetings with the potential buyers.


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

      On October 18, 2002, consistent with the time frame and submission process established by GKM, SBI sent the Company a non-binding indication of interest to purchase all of the outstanding shares of the Company at a cash purchase price between $1.70 and $1.80 per share, subject to additional financial due diligence. On October 18, 2002, GKM also received two proposals from parties other than SBI. These proposals were for majority investments in the Company. SBI's proposal was the only cash proposal for 100% of the outstanding shares of the Company and the only offer that would result in a payment to the Company's stockholders. Therefore the Company considered SBI's October 18, 2002 indication of interest to be more favorable than those received from the two other parties mentioned above. Based on the Company's evaluation of the competing proposals, SBI and the Company continued discussions concerning the most advantageous manner for SBI to acquire the Company. SBI and the Company determined that the most efficient manner in which to acquire the Company would be by entering into an acquisition agreement and commencing a tender offer for all the outstanding shares of the Company. During the last week of October 2002, SBI and the Company began negotiating a proposed acquisition agreement.

      During the period from the last week of October through November 18, 2002, SBI conducted additional due diligence, including financial due diligence on the Company. As part of this due diligence, Mr. Mattingly, Mr. Pierce and Mr. Ostler of SBI met with Mr. Maheu, Mr. Roberts and Mr. Lord in New York on November 5 and 6, 2002 to discuss the Company's business and financial performance.

      At a meeting held on the evening of November 21, 2002, the Company's Board of Directors approved the Acquisition Agreement and determined that the potential transaction was fair to, advisable to and in the best interests of the stockholders and the Company. The Company informed SBI that its Board of Directors had approved the transaction. SBI's board of directors also met on November 21 and approved the transaction and the related agreements. The Acquisition Agreement was executed on the evening of November 21, 2002, and the transaction was announced publicly through a press release issued jointly by the Company and SBI before the opening of trading in the Company's stock on the Nasdaq SmallCap Market on November 22, 2002. Under the terms of the Acquisition Agreement, SBI committed to commence the Offer for the Company's outstanding shares at $1.70 per share, and to complete the acquisition of the remaining shares of the Company, through the Merger, following conclusion of the Offer. SBI's acquisition of the Company is subject to several conditions, including that more than 50% of the outstanding shares of the Company's common stock, calculated on a fully diluted basis, be tendered into SBI's tender offer.

(b)  Reasons for the Recommendation.

      In reaching its decision to approve the Acquisition Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:


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      o     The Company's current and historical financial condition and results of operations, as well as the present and prospective value of the Company and the strategic alternatives available to the Company as a stand-alone enterprise;

      o The current and expected conditions in the internet technology consulting industry, and the current uncertainties with respect to the industry, the economic environment and general market conditions;

      o The continuing challenges facing the Company, including competition in each part of the Company's business from other industry participants, the trend towards consolidation or bankruptcy among internet technology consulting companies, and the implications of those challenges and prospects for the Company as a stand-alone company;

      o The opinion of Gerard Klauer Mattison & Co., Inc. to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $1.70 per Share in cash to be received in the Offer and the Merger by the holders of Shares (other than SBI and its affiliates) as well as the presentation by Gerard Klauer Mattison to the Board of Directors at a meeting held on November 21, 2002, rendering its analysis of the financial terms of the Offer and its valuation analysis of the Company. A summary of Gerard Klauer Mattison's opinion is set forth under the caption "Opinion of Financial Advisor to The Company" below. The full text of the written opinion of Gerard Klauer Mattison dated November 21, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex A to this Statement and is incorporated by reference. Stockholders are urged to read the Fairness Opinion carefully and in its entirety;

      o The fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's stockholders to receive the transaction consideration at the earliest possible time and enabling stockholders who do not tender their shares in the Offer to receive the same per share consideration to be paid in the Offer;

      o the fact that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors;

      o The process by which the Board, with the assistance of senior management and the Company's financial and legal advisors, evaluated the Company's strategic alternatives, including liquidation, continuing to operate as an


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

            independent company or engaging in a business combination with another company;

      o The various terms and conditions of the indications of interest received from third parties that expressed an interest in entering into a business transaction with the Company;

      o The fact that the Company had pursued strategic alternatives for almost two years and the Offer and the Merger were the only transactions that the Company was able to negotiate for the sale of the entire Company with a cash payment to the Company's stockholders for their shares;

      o     The specific terms of the Acquisition Agreement, including:

            o the fact that there is no financing condition to the Offer and that SBI has access to the funds necessary to consummate the Offer;

            o The Board's ability to withdraw or modify its recommendation of the Acquisition Agreement or the Merger to the extent that the Board determines in good faith after consultation with its legal counsel that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

            o The fact that the Acquisition Agreement permits the Company to provide information to and/or participate in discussions with a person or entity that makes an alternative proposal if certain conditions are satisfied, including that the alternative proposal was not solicited by the Company and the Board determines after consultation with counsel, that to fail to provide such information and/or participate in discussions with such person would constitute a breach of its fiduciary duties ("Alternative Transaction");

            o The Company's right to terminate the Acquisition Agreement prior to consummation of the Offer to enter into an Alternative Transaction with a third party if the Company pays a termination fee of $400,000 to SBI and reimburses SBI for documented out-of-pocket expenses of up to $500,000;

      o The ability of the Company stockholders who object to the Merger to obtain "fair value" for their Shares if they properly exercise their appraisal rights under the DGCL;

      o The right of the Company to terminate the Acquisition Agreement if the Offer is not consummated by February 28, 2003; and

      o The covenants in the Acquisition Agreement restricting the conduct of the Company's business prior to the consummation of the Merger only to conduct that is in the ordinary course consistent with past practice, as well as various


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

            other operational restrictions on the Company prior to the consummation of the Merger.

      The Board recognized that completion of the Offer and Merger as contemplated by the Acquisition Agreement would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Acquisition Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $1.70 per Share price offered by SBI in the Offer, and that termination fee and expense reimbursement provisions are not unusual in transactions of this type.

      The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Acquisition Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board of Directors unanimously approved the terms of the Offer and recommended that holders of Shares tender their shares in the Offer.

Opinion of Financial Advisor to The Company

      The Company retained Gerard Klauer Mattison & Co., Inc. as its financial advisor to assist its management and its board of directors in considering valuation, financial and other matters relating to the Offer and the Merger.

      The Company's board of directors retained Gerard Klauer Mattison based on Gerard Klauer Mattison's qualifications, experience and expertise in investment banking. As part of Gerard Klauer Mattison's investment banking business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      At the meeting of the Company's board of directors held on November 21, 2002, Gerard Klauer Mattison rendered its written opinion that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limits of review as set forth in its opinion, the consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to those stockholders.

      The full text of the written opinion of Gerard Klauer Mattison, dated as of November 21, 2002, is attached as Annex A to this Statement. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Gerard Klauer Mattison in rendering its opinion. We urge you to read the entire opinion carefully. Gerard Klauer Mattison's opinion is directed to the Company's board of directors and addresses only the fairness of the consideration, from a financial point of view, to holders of Shares as of the date of the opinion. Gerard Klauer Mattison's opinion does not address any other aspect of Offer and the Merger and does not constitute a recommendation to any holder of Shares as to whether that holder should continue to hold Shares, tender Shares into the offer or vote in favor of the Merger. This summary is qualified in its entirety by reference to the full text of Gerard Klauer Mattison's opinion.

      In connection with rendering its opinion, Gerard Klauer Mattison:

      o reviewed selected publicly-available financial information of the Company;

      o reviewed financial and operating information furnished by the Company;

      o reviewed financial projections through the end of the fiscal year ended December 31, 2002 prepared by the Company's management;

      o conducted discussions with the Company's senior management concerning its operations, financial condition and prospects;

      o reviewed historical market prices and trading activity for the Company shares and compared them with those of similar publicly-traded companies;

      o compared the financial performance of the Company with that of similar companies;

      o compared the proposed financial terms of the Offer and Merger with financial terms of other relevant mergers and acquisitions;

      o reviewed a draft of the Acquisition Agreement, which did not differ materially from the final version of that agreement; and

      o reviewed other financial studies, performed other analyses and investigations and took into account other matters that Gerard Klauer Mattison deemed appropriate.

      In preparing its opinion, Gerard Klauer Mattison relied on the accuracy and completeness of the financial and other information publicly available or provided to it. With respect to the financial projections and other information provided to it, Gerard Klauer Mattison assumed that the financial projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's senior management of the future competitive, operating and regulatory environments and the related financial performance of the Company. Gerard Klauer Mattison expressed no opinion as to those financial projections and other information or the assumptions on which they were based.

      Gerard Klauer Mattison was not provided with an independent evaluation or appraisal of the assets of the Company. Gerard Klauer Mattison has not reviewed the Company's books and records nor made a physical inspection of its properties or facilities. Gerard Klauer Mattison assumed that the Offer and the Merger would be consummated on the terms set forth in the Acquisition Agreement, without modification or waiver of any material terms.

      In arriving at its opinion, Gerard Klauer Mattison did not ascribe a specific range of values to the Company, but rather made its determination as to fairness, from a financial point of view, of the proposed consideration to be received by the holders of Shares on the basis of the financial and comparative analyses summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of these methods to the particular circumstances. Consequently, a fairness opinion is not readily susceptible to summary description. Gerard Klauer Mattison believes that its analyses must be considered as a whole and that considering any portions of those analyses and factors without considering all of them could create a misleading or incomplete view of the process underlying its opinion.

      The following is a summary of the financial analyses performed by Gerard Klauer Mattison in connection with the preparation of its opinion letter, dated as of November 21, 2002. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Gerard Klauer Mattison, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Implied Transaction Value

      Gerard Klauer Mattison calculated an enterprise value for the Company of $10.3 million, based on the amount of consideration payable to the holders of the Company common stock in this transaction. The enterprise value was obtained by multiplying the proposed consideration of $1.70 per share by the total number of shares of the Company common stock outstanding on a fully diluted basis, and then adding the Company's total debt as of September 30, 2002 of $10.1 million (which, for this purpose, included a $7.3 million tax obligation to the Internal Revenue Service and $2.7 million in restructuring accruals) and subtracting the amount of its cash and cash equivalents as of September 30, 2002 of $8.3 million. Gerard Klauer Mattison then calculated implied valuation multiples by dividing this enterprise value by the Company's revenue for the latest twelve months ended September 30, 2002, for the last quarter ended September 30, 2002 on an annualized basis, and for calendar year 2002 (estimated). The following table presents those multiples:

                                                Enterprise Value/
                                                     Revenue
                                                -----------------
         Latest Twelve Months                          .24x
         Last Quarter Annualized                       .27x
         Calendar Year 2002 (Estimated) (1)            .25x

----------
(1)   Based on the Company management estimates.

      These implied valuation multiples were then utilized in the financial analyses described below. Because the Company had no earnings for the relevant periods, Gerard Klauer Mattison did not calculate any valuation multiples based on earnings or earnings before interest, taxes, depreciation or amortization ("EBITDA").

Precedent M&A Transactions Valuation Analysis

      The precedent merger and acquisition transactions valuation analysis provides a benchmark based on the consideration paid in selected comparable merger and acquisition transactions. For this analysis, Gerard Klauer Mattison compared financial statistics from publicly-available information for selected comparable transactions to the relevant financial statistics for the proposed acquisition of the Company by SBI. The selected comparable transactions were chosen because they involved mergers and acquisitions of a similar size to this transaction, namely transactions of less than $100 million in size, and they involved companies in the internet consulting and services industry. The following table presents the selected transactions utilized in Gerard Klauer Mattison's analysis:

Target                              Acquiror                  Closing Date
------                              --------                  ------------
Scient, Inc.                        SBI Holdings Inc.         September 30, 2002
Viant Corporation                   divine, Inc.              September 27, 2002
Lante Corporation                   SBI Holdings Inc.         September 6, 2002
Luminant Worldwide Corporation      Lante Corporation         January 8, 2002
iXL Enterprises, Inc.               Scient, Inc.              November 7, 2001
MarchFirst, Inc.                    divine, Inc.              April 12, 2001

      Gerard Klauer Mattison reviewed publicly-available information to determine the purchase prices and multiples in these selected comparable transactions. The following table summarizes the median and mean enterprise value multiples of latest twelve months revenue and last quarter annualized revenue for the selected comparable transactions as compared to the proposed acquisition of the Company by SBI:

                                                                  Selected Comparable Transactions
                                                             ------------------------------------------
                                                             Reference Range
                                                             ----------------       Median       Mean
                                             Razorfish       Low         High      Multiple    Multiple
                                             ---------       ----        ----      --------    --------
Enterprise Value/Latest Twelve Months
   Revenue                                      0.24x        0.1x        0.3x        0.2x        0.2x
Enterprise Value/Last Quarter Annualized
   Revenue                                      0.27x        0.1x        0.6x        0.2x        0.3x

      Gerard Klauer Mattison noted that the revenue multiples resulting from the proposed consideration of $1.70 per Share was within the range of enterprise value multiples of the selected comparable transactions.

      No transaction included in this analysis is identical to the acquisition of the Company by SBI. Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the Company's control, such as the impact of competition on the Company's business, industry growth and the absence of any material adverse changes in the financial condition and prospects of the Company, the internet consulting and services industry or the financial markets in general.

Selected Comparable Public Companies Analysis

      Gerard Klauer Mattison compared selected financial information of the Company with publicly-available information of selected comparable public companies in the internet consulting and services industry that had historical financial metrics and ratios that were comparable to those of the Company. Specifically, the comparable public companies considered by Gerard Klauer Mattison were:

      o     Braun Consulting, Inc.
      o     DiamondCluster International, Inc.
      o     Digitas Inc.
      o     divine, Inc.
      o     Edgewater Technology, Inc.
      o     eLoyalty Corporation
      o     Modem Media, Inc.
      o     Sapient Corporation
      o     Tanning Technology Corporation

      For each of the selected comparable companies, Gerard Klauer Mattison calculated and analyzed enterprise value as a multiple of revenue. The following table presents the enterprise value multiples of the Company implied by the transaction with SBI compared to the selected comparable companies:

                                                                Selected Comparable Companies
                                                          ------------------------------------------
                                                          Reference Range
                                                          ----------------       Median       Mean
                                           Razorfish      Low         High      Multiple    Multiple
                                           ---------      ----        ----      --------    --------
Latest Twelve Months Revenue                  .24x        0.1x        0.7x        0.2x        0.3x
Calendar Year 2002 Revenue (Estimated)        .25x        0.2x        0.7x        0.4x        0.4x

      Gerard Klauer Mattison noted that the revenue multiples resulting from the proposed consideration of $1.70 per Share was within the range of enterprise value multiples of the selected comparable companies.

      No company included in the peer group is identical to the Company. In selecting and evaluating the comparable companies, Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the selected comparable companies, Gerard Klauer Mattison believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.

      The preparation of a fairness opinion is a complex process and, consequently, a fairness opinion is not easily summarized. Gerard Klauer Mattison believes that selecting any portion of its analyses, without considering both of its analyses, would create an incomplete view of the process underlying its opinion. In addition, Gerard Klauer Mattison may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of considerations resulting from any particular analysis described above should not be taken to be Gerard Klauer Mattison's view of the actual value of the Company. In performing its analyses, Gerard Klauer Mattison made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these matters are beyond the Company's control and any estimates contained in Gerard Klauer Mattison's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

      Gerard Klauer Mattison conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the proposed consideration to be received by holders of the Company common stock in the Offer and the Merger and its delivery of the fairness opinion to the Company's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

      The type and amount of consideration payable in the Offer and the Merger were determined through arm's-length negotiations between the Company and SBI and were approved by the Company's board of directors. Gerard Klauer Mattison provided advice to the Company during these negotiations. Gerard Klauer Mattison did not, however, recommend any specific consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration.

      In connection with Gerard Klauer Mattison's engagement, the Company requested that Gerard Klauer Mattison evaluate the fairness, from a financial point of view, to the holders of the Company common stock of the consideration provided for in the Offer and the Merger. Information regarding the financial terms of the engagement of Gerard Klauer Mattison is provided in response to
Item 5: Persons/Assets, Retained, Employed, Compensated or Used, below.

(c)  Intent to Tender.

      The Company has been informed that each executive officer and director of the Company currently intends, subject to compliance with applicable laws and
Section 16(b)
of the Exchange Act, to tender all of the Shares held of record or beneficially owned by them pursuant to the Offer.

Item 5:  Persons/Assets, Retained, Employed, Compensated or Used.

      Pursuant to the terms of an engagement letter, dated as of September 20, 2002, the Company engaged Gerard Klauer Mattison & Co., Inc. to act as its financial advisor in connection with any proposed business combination or similar transaction involving the Company and another party (including predecessors, successors and affiliates, a "Purchaser"), including transactions contemplated by the Offer (each, a "Transaction").

      As part of its role as financial advisor, Gerard Klauer Mattison delivered a fairness opinion (the "Fairness Opinion") to the Board. Pursuant to the terms of the engagement letter, the Company agreed to pay Gerard Klauer Mattison: (i) a non-refundable retainer fee of $50,000, (ii) a fee of $200,000 the execution of the Acquisition Agreement and (iii) an additional fee of $300,000 if there is, and only upon the closing of, an acquisition of a majority of the Shares.

      The Company has also agreed to reimburse Gerard Klauer Mattison for all of its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Gerard Klauer Mattison and its affiliates and their respective directors, officers, agents, representatives and employees against liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of Gerard Klauer Mattison's engagement.

      Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

Item 6:  Interest in Securities of the Subject Company.

      No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

Item 7:  Purposes of the Transaction and Plans and Proposals.

      (a) Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

      Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8:  Additional Information.

      The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9:  Exhibits.

Exhibit No.                              Description

(a)(1)(A)          Offer to Purchase dated December 6, 2002 (filed as Exhibit
                   (a)(1)(A) to the Schedule TO and incorporated herein by reference).*

(a)(1)(B) Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).*

(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                   (a)(1)(C) to the Schedule TO and incorporated herein by reference).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(2)             Letter to stockholders from Jean-Philippe Maheu dated
                   December 6, 2002.*

(a)(5)(A) Joint Press Release issued by SBI and Company and Razorfish, Inc. on November 22, 2002, filed on
                   Schedule 14D-9C by Razorfish, Inc. on November 22, 2002 and incorporated herein by reference.

(a)(5)(B) Summary Advertisement published in The Wall Street Journal on December 6, 2002 (filed as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference).

(a)(5)(C) Opinion of Gerard Klauer Mattison & Co., Inc., dated November 21, 2002 (included as Annex A hereto). *

(a)(5)(D) Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).*

(e)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of November 21, 2002, by and among the Company, SBI and the Purchaser (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).*

(e)(2) Confidentiality Agreement, dated as of August 6, 2001, between the Company and SBI (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).*

(e)(3) Employment Agreement, dated as of July 1, 2000, between the Company and Jean-Philippe Maheu.(Filed as an exhibit to the Company's Report on Form 10-K/A, Amendment No. 1, that was filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.)

(e)(4) Employment Agreement, dated as of August 1, 2000, between the Company and John Roberts.(Filed as an exhibit to the Company's Report on Form 10-K/A, Amendment No. 1, that was filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.)

(e)(5)             Letter from the Company to Robert Lord, dated as of January
                   25, 2002.

*   Mailed to stockholders.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    RAZORFISH, INC.

                                      /s/  Jean-Philippe Maheu
                                    ------------------------------------
                                    Name:  Jean-Philippe Maheu
                                    Title:  Chief Executive Officer

      Date:  December 6, 2002

                                                                         Annex A


                                                               November 21, 2002


Board of Directors
Razorfish, Inc.
11 Beach Street
New York, NY  10013

Gentlemen:

            Razorfish, Inc. (the "Company"), SBI and Company (the "Acquiror") and SBI Purchase Corp., a wholly-owned subsidiary of the Acquiror (the "Purchaser") propose to enter into an Acquisition Agreement and Agreement and Plan of Merger (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for all of the Company's outstanding shares of class A common stock and class B common stock (together, the "Company Common Stock") for $1.70 per share net to the seller in cash (the "Per Share Consideration"). The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Purchaser in a merger transaction (the "Merger" and, together with the Offer, the "Transaction") in which each share of Company Common Stock will be converted into the right to receive the Per Share Consideration.

            You have asked us whether or not, in our opinion, the proposed Per Share Consideration to be received by the holders of Company Common Stock (other than the Purchaser and its affiliates) pursuant to the Transaction is fair to those stockholders from a financial point of view.

            In arriving at the opinion set forth below, we have, among other things:

      1. Reviewed the Company's Annual Reports on Form 10-K or 10-K/A and related publicly-available financial information for the two fiscal years ended December 31, 2001 and the Company's Quarterly Report on Form 10-Q and the related publicly-available unaudited financial information for the nine months ended September 30, 2002;

      2. Reviewed certain financial and operating information relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

      3. Reviewed financial projections through the end of the fiscal year ended December 31, 2002 prepared by the management of the Company;

      4. Conducted discussions with members of senior management of the Company concerning its operations, financial condition and prospects;

      5. Reviewed the historical market prices and trading activity for shares of the Company Common Stock and compared them with those of certain publicly-traded companies which we deemed to be reasonably similar to the Company;

      6. Compared the financial performance of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

      7. Compared the proposed financial terms of the Transaction with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

      8. Reviewed a draft of the Agreement, dated November 20, 2002, including the disclosure schedules; and

      9. Reviewed such other financial studies, performed such other analyses and investigations and took into account such other matters as we deemed appropriate.

            In preparing our opinion, we have relied on the accuracy and completeness of all information reviewed by us, and we have not independently verified such information or undertaken an independent valuation or appraisal of the assets of the Company, nor have we been furnished with any such valuation or appraisal. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of the Company of the future competitive, operating and regulatory environments and related financial performance of the Company. We express no opinion with respect to those projections or the assumptions on which they are based. Furthermore, we have neither reviewed the books and records of the Company nor conducted a physical inspection of the properties or facilities of the Company. We have assumed that the executed version of the Agreement will not differ in any material respect from the last draft we reviewed, and that the Transaction will be consummated on the terms set forth in the Agreement, without waiver or modification of any material terms. Our opinion is necessarily based on economic, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date of this opinion letter.

            This opinion does not address the relative merits of the Transaction or any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Transaction or the decision of the Board of Directors of the Company to proceed with the Transaction. Our opinion addresses only the fairness from a financial point of the proposed Per Share Consideration, and we do not express any views on any other terms of the Transaction.

            It is understood that this opinion letter is for the information of the Board of Directors of the Company and, except for inclusion of this opinion letter in its entirety in a proxy or information statement or tender offer recommendation statement on Schedule 14D-9 of the Company relating to the Transaction, may not be used or quoted for any other purpose without our prior written consent.

            In rendering this opinion, we have not been engaged to act as an agent or fiduciary of the holders of Company Common Stock or any other third party. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described in this opinion letter and we will receive a fee for our services.

            On the basis of, and subject to the foregoing, we are of the opinion that, as of the date of this opinion letter, the proposed Per Share Consideration to be received by the holders of Company Common Stock (other than the Purchaser and its affiliates) pursuant to the Transaction is fair to those stockholders from a financial point of view.

                              Very truly yours,

                              GERARD KLAUER MATTISON & CO., INC.


                              By:    /s/  Dominic Petito
                                   -------------------------------------
                                   Name:  Dominic Petito
                                   Title: Senior Managing Director

                                                                         Annex B

                                 RAZORFISH, INC.
                                11 BEACH STREET,
                            NEW YORK, NEW YORK, 10013

              -----------------------------------------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

              -----------------------------------------------------

                                     GENERAL

      This Information Statement is being mailed on or about December 6, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Razorfish, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by SBI Purchase Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("SBI"), to at least a majority of the seats on the board of directors of the Company (the "Board" or the "Board of Directors").

      As of November 21, 2002, the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with SBI and Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Class A and Class B common stock, par value $0.01 per share, of the Company (respectively, the "Class A Common Stock," the "Class B Common Stock" and collectively referred to as the "Shares"), at a price per Share of $1.70, net to the seller in cash without interest and less any amounts required to be withheld and paid to governmental entities (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and SBI (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on December 6, 2002.

      The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, in accordance with the relevant provisions of Delaware law, the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SBI. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, SBI, the Purchaser or any of their respective subsidiaries and Shares for which appraisal rights have been exercised in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration").

      The Offer, the Merger, and the Acquisition Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on December 6, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to SBI, the Purchaser or the SBI Designees (as defined herein) has been provided by SBI. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Pursuant to the Acquisition Agreement, SBI commenced the Offer on Friday, December 6, 2002. The Offer is scheduled to expire at 12:00 p.m. Midnight, Eastern time, on Monday, January 6, 2003, unless extended in accordance with its terms.

      The Class A Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Class A Common Stock is entitled to one vote. As of November 19, 2002, there were 4,834,974 shares of Class A Common Stock issued and outstanding, and neither SBI nor the Purchaser own any Shares.

                RIGHT TO DESIGNATE DIRECTORS AND SBI'S DESIGNEES

      The Acquisition Agreement provides that promptly upon the purchase of and payment for at least a majority of the Shares on a fully diluted basis by SBI or the Purchaser, the Purchaser will be entitled to designate for appointment or election to the Company's then existing Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, on the Company's Board of Directors that is equal to the percentage of the outstanding Shares on a fully diluted basis owned of record by SBI and its direct or indirect subsidiaries. The Company will, upon request of the Purchaser, use commercially reasonable efforts promptly to cause the Purchaser's designees (and any replacement designees) to be so elected to the Company's Board of Directors, and, to the extent necessary, use commercially reasonable efforts to obtain the resignation of such number of its current directors as is necessary to give effect to the foregoing provision. At such time, the Company will also, upon the request of the Purchaser and in accordance with applicable laws, use commercially reasonable efforts to cause the persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

      Notwithstanding the foregoing, until the Effective Time, the Board of Directors of the Company will have at least three directors who were directors of the Company on November 21, 2002, and who are not officers of the Company or any of its subsidiaries (the "Independent Directors"); provided, however, that
(x) notwithstanding the foregoing, in no event will the requirement to have at least three Independent Directors result in the Purchaser's designees constituting less than a majority of the Company's Board of Directors unless the Purchaser will have failed to designate a sufficient number of Persons to constitute at least a majority and (y) if the number of Independent Directors is reduced below three for any reason whatsoever (or if immediately following consummation of the Offer there are not at least three then-existing directors of the Company who (1) are Qualified Persons (as defined below) and (2) are willing to serve as Independent Directors), then the number of Independent Directors required will be one, unless the remaining Independent Director is able to identify a person, who is not an officer or Affiliate (as defined in the Acquisition Agreement) of the Company, SBI or any of their respective subsidiaries and who is reasonably acceptable to SBI (any such person being referred to herein as a "Qualified Person"), willing to serve as an Independent Director, in which case such remaining Independent Director will be entitled to designate any such Qualified Person or Persons to fill such vacancies, and such designated Qualified Person will be deemed to be an Independent Director for purposes of the Acquisition Agreement, or if no Independent Directors then remain, the other Directors will be required to designate three Qualified Persons to fill such vacancies, and such persons will be deemed to be Independent Directors for purposes of this Acquisition Agreement.

      As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as the Independent Directors.

                                THE SBI DESIGNEES

      The information contained in this Information Statement concerning SBI and the Purchaser has been furnished to the Company by SBI or the Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

      SBI has informed the Company that the SBI Designees will be selected by SBI from among any of the directors and executive officers of SBI set forth below. The following table sets forth certain information with respect to individuals SBI may designate as the SBI Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with SBI. Unless otherwise indicated, the business address of each such person is 2825 East Cottonwood Parkway, Suite 480, Salt Lake City, Utah 84121; their telephone number at that address is (801) 733-3200 and each such person is a citizen of the United States.

SBI HOLDINGS INC. DIRECTORS AND EXECUTIVE OFFICERS

Name, Business Address,       Current Position and                                 Other Occupations for Previous
and Citizenship               Dates of Service                                     Five Years, If Applicable
------------------------------------------------------------------------------------------------------------------------------------
Robert Davenport              Director (1998-present)                              Managing Director of Cerberus Capital Management,
450 Park Avenue, 28th Floor                                                        L.P. (1996-present); B.A. University of
New York, NY 10022                                                                 California, 1988.
United States

Howard D. Mirowitz            Director (1999-present)                              Private investor and consultant (2000-present);
1845 Port Barmouth Place                                                           Vice-President, Mitsubishi Electronics America
Newport Beach, CA 92660                                                            (1989-2000); Director, Virtual Service
United States                                                                      Corporation (1997-1999); Member, Technical
                                                                                   Standards Board, Information Technology Industry
                                                                                   Council (1996-2000); Director, Interactive
                                                                                   Multimedia Association (1994-1997); A.B.,
                                                                                   Dartmouth College, 1973; M.B.A., Wharton School
                                                                                   of Finance and Commerce, University of
                                                                                   Pennsylvania, 1977.

W. E. Stringham               Director, President and Chief Executive Officer      From 1995 to 1997, Mr. Stringham served as
2825 Cottonwood Parkway       (1998-present)                                       President of Impact Partners; From 1990 to 1995,
Suite 480                                                                          Mr. Stringham worked for McKinsey & Company;
Salt Lake City, UT 84121                                                           M.B.A. Harvard University, 1990; B.S. University
United States                                                                      of Utah, 1987.

Kurt B. Larsen                Director (1998-present)                              From 1992 to 1997, Mr. Larsen worked for Aurora
136 Heber Avenue              Managing Partner, Black Diamond Capital Partners,    Capital Partners L.P. (a private equity fund
Suite 304                     LLC, a Park City, Utah based merchant banking        based in Los Angeles, CA) serving as an
Park City, UT 84060           firm; Mr. Larsen also serves as Chairman of          associate, Vice-President and principal; While at
United States                 Global Promo Group, Inc., Chairman of ProMost,       Aurora, Mr. Larsen oversaw and executed
                              Inc., and as a Director of Roller Bearing Holding    investments in several companies and served as a
                              Company, Altius Health Plans (formerly PacifiCare    Director of the following companies: Roller
                              of Utah), SBI and Company, and Annexus Mobile        Bearing Company of America (1992-1997),
                              Solutions Inc.                                       Aftermarket Technology Corporation (1994-1997,
                                                                                   NASDAQ "ATAC") and Astor Holdings, Inc.
                                                                                   (1995-1997); Prior to his experience at Aurora,
                                                                                   Mr. Larsen worked as an associate at both WSGP
                                                                                   Partners, a leveraged buy-out firm founded by
                                                                                   William E. Simon, and Drexel Burnham Lambert Inc.
                                                                                   in Beverly Hills, CA; Mr. Larsen attended the
                                                                                   University of Utah from 1982-1987.

Ronald Nathan Goldstein       Director (1998-present)                              B.S. Brooklyn College, Brooklyn, New York; Master
450 Park Avenue, 28th Floor   Managing Director, Cerberus Capital Management,      in Operations Research, Stanford University,
New York, NY 10022            L.P.; Vice-President Macandrews and Forbes;          1972; Masters in Business Administration, Wharton
United States                 Director of Mergers and Acquisitions, Pitney         Graduate Business School, 1974.
                              Bowes

None of the foregoing persons: (i) has been convicted in a criminal proceeding in the past five years; or (ii) has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of Class A Common Stock as of November 22, 2002 by:

         (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially 5% or more of the Class A Common Stock;
         (2) The Company's directors and Named Executive Officers (as defined below); and
         (3) all directors and executive officers of the Company as a group.

         As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within sixty days from November 22, 2002 through the exercise of any option, warrant or right. The Company intends to fully vest all employee stock options immediately prior to the earlier to occur of (a) the consummation of the Offer provided that more than 80% of the Shares have been validly tendered and not withdrawn or (b) the Merger. Accordingly, the table below includes all options granted to each individual, whether or not currently vested. Shares of Class A Common Stock subject to options, warrants or rights which are currently exercisable or exercisable within sixty days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 4,834,974 shares of Class A Common Stock outstanding as of November 22, 2002.

                                                                                    Beneficial Ownership
                           Name and address of                                      --------------------
                          beneficial owner (1)                                     Number            Percent
-----------------------------------------------------------------------          ------------        -------
Jean-Philippe Maheu....................................................           80,783 (2)           1.7
John J. Roberts........................................................           51,666 (3)           1.1
Robert W. Lord.........................................................           40,000 (4)            *
Christopher Sissons....................................................            3,972 (5)            *
Carter F. Bales........................................................           14,850 (6)            *
Bo Dimert..............................................................           13,084 (7)            *
Peter A. Lund..........................................................           13,084 (7)            *
Directors and executive officers as a group............................          217,439               4.5

Former officers and executive officers:
Jeffrey A. Dachis......................................................           95,667 (8)           2.0
Craig M. Kanarick......................................................           73,773 (9)           1.5
Hilary A. Fenner (10)..................................................                0                0

--------------------
*        Less than 1%
(1) Unless otherwise noted, the address of each of the persons listed is 11 Beach Street, New York, New York 10013.
(2) Includes 77,806 shares of Class A Common Stock subject to options held by Mr. Maheu, of which 43,333 have an exercise price of $1.70 or less.
(3) Includes 51,666 shares of Class A Common Stock subject to options held by Mr. Roberts, of which 20,000 have an exercise price of $1.70 or less.
(4) Includes 40,000 shares of Class A Common Stock subject to options held by Mr. Lord, of which 20,000 have an exercise price of $1.70 or less.
(5) Includes 3,972 shares of Class A Common Stock subject to options held by Mr. Sissons, of which 2,667 have an exercise price of $1.70 or less.
(6) Includes 14,250 shares of Class A Common Stock subject to options held by Mr. Bales, of which 5,250 have an exercise price of $1.70 or less.
(7) Includes 13,084 shares of Class A Common Stock subject to options held by each of Mr. Dimert and Mr. Lund, of each of which 5,250 have an exercise price of $1.70 or less.
(8) Includes 95,667 shares of Class A Common Stock subject to options held by Mr. Dachis, none of which have an exercise price of $1.70 or less. The address for Jeffrey Dachis is 14 Prince Street, #6, New York, NY 10012.
(9) Includes 40,847 shares of Class A Common Stock subject to options held by Mr. Kanarick, none of which have an exercise price of $1.70 or less. The address for Craig M. Kanarick is 259 W. 15th Street, New York, NY 10011.
(10) The named executive left the Company in July 2002. The address for Hilary A. Fenner is 2845 Green Street, San Francisco, CA 94123.

                  THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS

      The Company's By-Laws authorize the number of directors to be not less than three nor more than twelve. The number of directors on the Board is currently four.

Information Concerning Directors

      Certain information about each of the directors is set forth below. Each director has served continuously with the Company since his first election as indicated below.

                 Name                   Age                    Position                 Director since
-------------------------------------  -----      ------------------------------------  --------------
Jean-Philippe Maheu..................   39        Chief Executive Officer and Director       2001
Carter F. Bales (1)(2)(3)............   63        Director                                   1999
Bo Dimert (1)(2)(3)..................   59        Director                                   2000
Peter A. Lund(1)(2)(3)...............   61        Director                                   2001

----------
(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Executive Committee.

      Jean-Philippe Maheu has served as Chief Executive Officer of the Company since May 2001. Prior to becoming Chief Executive Officer, Mr. Maheu served as Chief Operating Officer since July 1, 2000 and Executive Vice President--North American Operations of the Company from January 1999 until June 30, 2000. He was Executive Vice President of Corporate Development of the Company from December 1997 until December 1998. Mr. Maheu served as Vice President of Business Development and Strategy of the Company from July 1997 until December 1997. From February 1995 to June 1997, Mr. Maheu served as a principal of Gunn Partners, a management consulting firm. From September 1989 to January 1995, Mr. Maheu was a consultant and manager of A.T. Kearney, an international management consulting firm. Mr. Maheu holds a M.S. degree in information systems from Pierre and Marie Curie University--Paris and an M.B.A. degree in finance and marketing from the J.L. Kellogg Graduate School of Management at Northwestern University.

      Carter F. Bales has been a director of the Company since March 1999. Mr. Bales has served as a managing director of The Wicks Group of Companies, L.L.C., a private equity investment firm specializing in certain segments of the communications, information and media industries that he co-founded, since June 1998. From June 1965 until June 1998, Mr. Bales was a director and served in various other senior positions at McKinsey & Company, Inc., an international management consulting firm. Since leaving McKinsey in 1998, Mr. Bales has provided continued services to McKinsey as an outside consultant and as a member of McKinsey's Advisory Council.

      Bo Dimert has been a director of the Company since November 2000. Mr. Dimert served as President and CEO of Ericsson Inc. and Executive Vice President of the Ericsson Group from September of 1998 until retiring from Ericsson in August 2000. From May 1995 until August 1998, Mr. Dimert was Executive Vice President and General Manager of Enterprise Networks, a world-wide business unit of Ericsson. From 1985 until 1995, Mr. Dimert served first as Managing Director for Sweden and then head of the Nordic Area for Digital Equipment Corporation. Between 1966 and 1985 Mr. Dimert held various positions at Electrolux and IBM respectively. In addition to the Company, Mr. Dimert currently serves on the boards of the following organizations in Sweden: the Sweden-America Foundation, Telelogic AB and Net Insight, both public companies, and ipUnplugged and ZoomOn; and Mr. Dimert has been a member of various boards for Ericsson companies in the US, the UK, France, Mexico, the Netherlands, Denmark, Norway, Sweden and China.

      Peter A. Lund has been a director of the Company since February 2001. Mr. Lund has been a private investor and media consultant since 1997 and currently serves as Chairman of the Board of Eos International, Inc (formerly Dreamlife, Inc.), a publicly traded internet company where he also served as Chief Executive Officer from May of 2000 until August 2001. Lund served as President and Chief Executive Officer, CBS Inc., and President and Chief Executive Officer, CBS Television and Cable, from October 1995 to June 1997. Prior to that, he had been President, CBS Broadcast Group. Mr. Lund first joined CBS in 1977, as vice president of the CBS-owned AM radio stations. During the next 18 years, he held a variety of management positions at CBS including Vice President and General Manager at WBBM-TV in Chicago and WCBS-TV in New York; President, CBS Sports; President, CBS Television Stations; President, CBS Television Network; and Executive Vice President, CBS Broadcast Group. In addition to Eos International, Inc. and the Company, Mr. Lund is a member of the board of directors of Hughes Electronics Corporation and Crown Media Holdings, Inc., all publicly held companies. He is also a member of the board of trustees at his alma mater, the University of St. Thomas.

Meetings and Committees of the Board of Directors

      During 2001, the Board met twenty-two times and acted by unanimous written consent 17 times. the Company has an Audit Committee, Compensation Committee and Executive Committee upon which both Messrs. Bales, Dimert and Lund serve. No Director attended fewer than 75% of the aggregate of either (1) the total number of Board meetings held during the period for which he was a Director or (2) the total number of committee meetings of the committee, on which he served, held during the period for which he was a Director.

      The Compensation Committee met one time in 2001 and acted by unanimous written consent 2 times in 2001. The Compensation Committee supervises and makes recommendations with respect to compensation levels of key employees, including our executive officers, and all benefit plans involving employees of the Company. The Compensation Committee also administers our stock option plans. It approves, upon the recommendation of the Chief Executive Officer or other appropriate officer, the terms of employment of all officers of the Company except the Chief Executive Officer and recommends the terms of employment of the Chief Executive Officer to the Board of Directors for approval.

      The Audit Committee held three meetings in 2001. The Audit Committee reviews the preparations for and the scope of the audit of the Company's annual financial statements, reviews drafts of such statements, makes recommendations as to the engagement and fees of the independent auditors and monitors the functioning of the Company's accounting and internal control systems by meeting with representatives of management, the independent auditors and the internal auditors. The members of the Audit Committee are considered independent directors as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards. In addition, the Audit Committee has direct access to the independent auditors, and counsel to the Company and performs such other duties relating to the maintenance of the proper books of account and records of the Company and other matters as the Board of Directors may assign from time to time.

      The Executive Committee was formed in May of 2001 and met four times in 2001. The Executive Committee has and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation but does not have such power and authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law or the Company's By-Laws to be submitted to stockholders for approval, (ii) adopting, amending, or repealing any bylaw of the corporation
(iii) the matters delegated to the Compensation Committee and (iv) the matters delegated to the Audit Committee.

      The Company does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the Board of Directors as a whole. Any stockholder which wishes to make a nomination at an annual or special meeting for the election of directors must do so in compliance with the applicable procedures set forth in the Company's By-Laws. The Company will furnish copies of such By-Law provisions upon written request to the Company's principal executive offices, 11 Beach Street, New York, NY 10013,
Attention: Investor Relations.

Audit Committee Report

      Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, that might incorporate future filings, including this Information Statement, in whole or in part, the following report, the Compensation Committee Report and the Performance Graph set forth elsewhere in this Information Statement shall not be deemed to be incorporated by reference into any such filings, except to the extent the Company specifically incorporates this report by reference therein.

      On May 26, 2000, the Board adopted a charter for the Audit Committee, a copy of which is attached as Exhibit A to the 2000 Proxy Statement filed on June 7, 2000. Pursuant to the charter, the Audit Committee, among other things, makes recommendations as to the engagement and fees of the independent auditors, reviews the preparations for and the scope of the audit of the Company's annual financial statements, reviews drafts of such statements, monitors the functioning of the Company's accounting and internal control systems by meeting with representatives of management, the independent auditors and reviews and approves transactions between us and our directors, officers and affiliates. In addition, in accordance with the regulations of the Securities and Exchange Commission, the Audit Committee has issued the following report. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission.

      The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

      The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including SAS 61 (Codification of Statements on Auditing Standards, AU section 380). In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board in Independence Standards Board Standard No. 1.

      The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held three meetings during fiscal 2001.

      In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

              Submitted by the Audit Committee:

              Carter F. Bales
              Bo Dimert
              Peter A. Lund

Audit Fees

      The aggregate fees for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001 were approximately $266,000.

Financial Information Systems Design and Implementation Fees

      Arthur Andersen LLP did not render any professional services to the Company for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

      The aggregate fees for other professional services rendered in connection with the local statutory audits and SEC filings for the Company during the fiscal year ended December 31, 2001 were approximately $75,000.

Directors Compensation

      Directors who are also employees of the Company receive no additional compensation for their services as directors. Directors who are not employees of the Company do not receive a fee for attendance in person at meetings of the Board of Directors or committees of the Board of Directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Compensation Committee Interlocks and Insider Participation

      The Company's Compensation Committee consists of Messrs. Bales, Dimert and Lund. None of the members of this Committee is a present or former officer or employee of the Company or any of its subsidiaries. Neither member of this Committee served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and persons who own more than 10% of the Company's Class A Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Company's Class A Common Stock with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. Copies of these reports are also required to be delivered to the Company.

      The Company believes, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons, that during the fiscal year ended December 31, 2001, all Reporting Persons complied with all applicable filing requirements on a timely basis, except as hereinafter disclosed. Mr. Jeffrey Dachis, former Chief Executive Officer and Treasurer, was inadvertently late in reporting the exercise of 230,000 options (on a pre reverse split basis) for 230,000 shares (on a pre reverse split basis) of Class A Common Stock and the sale of such Class A Common Stock in June of 2001. Mr. Michael Simon, former Executive Vice President of Business Affairs and General Counsel, was inadvertently late in reporting the December 2001 sale of 200 shares (on a pre reverse split basis) of Class A Common Stock by his wife, Fifi Simon. Mr. Robert Lord was inadvertently late in filing his Form 3 to report his appointment to the office of Executive Vice President--North America in January of 2001.

Information Concerning Executive Officers

      The executive officers of the Company as of the date of this Information Statement, other than Mr. Maheu, are identified below, together with information regarding the business experience of such officers. Information regarding the business experience of Mr. Maheu is set forth above under the heading "Information Concerning Directors."

Name                   Age     Position

Jean-Philippe Maheu    39      Chief Executive Officer and Director

John J. Roberts        36      Chief Financial Officer

Robert W. Lord         39      Chief Operating Officer

Christopher Sissons    35      Vice President of Business Affairs and General
                               Counsel

      John J. Roberts became Chief Financial Officer of the Company in April 2000. Prior to joining the Company, Mr. Roberts had been a partner at PricewaterhouseCoopers LLP since 1998, and had served in various positions at PricewaterhouseCoopers LLP since 1988. Mr. Roberts holds a B.S. in accounting from Boston College and is a Certified Public Accountant.

      Robert W. Lord has been the Chief Operating Officer of the Company since January 2002. Prior to that, Mr. Lord was Executive Vice President for North American Operations for the Company since November 2000. From July 2000 until he joined the Company in November 2000, Mr. Lord was Vice President of Corporate Alliances and Business Development at Pretzel Logic Software, Inc. From February 2000 until July 2000, Mr. Lord was Vice President, Client Support Services for Agility.com. Mr. Lord was Chief Operating Officer of Prism Rehab Systems from May 1996 until November 1999. In 1999, Mr. Lord was also an Executive Vice President of Prism. From February 1995 until May 1996, Mr. Lord was an area vice president for Novacare Contract Services. Mr. Lord holds a B.S. degree in Engineering from Syracuse University and an M.B.A. from Harvard University.

      Christopher J. Sissons has been the Vice President of Business Affairs and General Counsel of the Company since July 2002. Prior to that, he was Director of Business Affairs for the Company since November 1999. From March 1999 until he joined the Company in November 1999, Mr. Sissons was Counsel for GetronicsWang. From February 1998 until November 1999, Mr. Sissons was Counsel for Cambridge Technology Partners. From April 1997 until February 1998, Mr. Sissons was an Attorney with the law firm Fleming and Miranda. Mr. Sissons holds a B.A. degree in History from Bridgewater State College and a J.D. from Suffolk University School of Law.

Relationships Among Directors or Executive Officers

      There are no family relationships among any of the directors or executive officers of the Company.

Executive Compensation

      The following table sets forth compensation earned, whether paid or deferred, by (i) the Company's Chief Executive Officer for the year ended December 31, 2001, (ii) the four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2001, and (iii) two individuals who would have been one of the four highest paid executive officers had they continued to serve in that capacity as of December 31, 2001 (the "Named Executive Officers") for services rendered in all capacities to the Company.

                           Summary Compensation Table

                                                                                                              Long-term
                                                     Annual compensation        All Other Compensation   compensation awards
                                                  --------------------------  -------------------------  -------------------
                                                                                 401 (k)
                                                                                Employer                      Securities
                                         Fiscal     Salary         Bonus      Contribution    Severance   underlying options
Name and principal position               Year        ($)           ($)            ($)           ($)              (#)
----------------------------------------------------------------------------------------------------------------------------
Current CEO & Executive Officers:

Jean-Philippe Maheu ...................   2001     333,333                        3,000                         23,333
    Chief Executive Officer and           2000     325,000       125,000 (5)      2,400                         17,500 (4)
    Director                              1999     150,000                        3,000                          3,000

John J. Roberts .......................   2001     300,000                                                      16,667
    Chief Financial Officer               2000     192,708       100,000 (7)                                    18,337 (4)

Robert W. Lord ........................   2001     270,000                        3,000                         23,337
    Chief Operating Officer               2000     45,000

Hilary Fenner .........................   2001     127,583                        1,906                            967
    Vice President Business Affairs       2000     101,667                        1,500
    and General Counsel                   1999      16,167 (8)

Former CEO and Executive Officers:

Jeffrey A. Dachis .....................   2001     150,000                        1,125      750,000 (6)        21,000
    Former Chief Executive Officer,       2000     418,827 (1)                    2,400                         45,667 (2)
    Co-Chairman of the Board,             1999     104,000 (3)                    3,000                         33,333
    Treasurer and Director

Michael S. Simon ......................   2001     275,000        50,000 (5)      2,400                         16,667
    Former Executive Vice President -     2000     247,000                       2,4000                         15,000 (4)
    Business Affairs & General Counsel    1999     150,000                        3,000                          8,000

Craig M. Kanarick .....................   2001     133,333                        1,250      400,000 (6)        13,333
    Former Chief Strategic Officer,       2000     292,000                        2,400                         23,333 (9)
    Co-Chairman of the Board,             1999     300,000                        3,000                          3,333
    Secretary and Director


(1)   Mr. Dachis' annual salary was increased to $450,000 as of April 15, 2000.
(2) Options granted to Mr. Dachis for 12,333 shares of Class A Common Stock on February 1, 2001, and 3,333 shares of Class A Common Stock were compensation for services rendered during 1999 and options for 16,667 shares of Class A Common Stock were compensation for services rendered during 2000.
(3)   Mr. Dachis' annual salary was increased to $300,000 in December 1999.
(4) Options were granted to the named executive on January 10, 2001, as compensation for services rendered during 2000.
(5) Although these bonus amounts were paid in January 2000, they were paid as compensation for services rendered during 1999.
(6) These amounts were paid to the named executive pursuant to the terms of a separation agreement which terminated the named executive's employment agreement. See further discussion below under Employment and Non-Competition Agreements.
(7)   Signing bonus paid to Mr. Roberts.
(8)   The named executive began her employment with the Company in November
      1999 and left the Company in July 2002.
(9) Options were granted to Mr. Kanarick for 16,667 shares of Class A Common Stock on January 10, 2001, as compensation for services rendered during 2000.

      Additionally each of the above named executive officers participated in the Company's customary employee health and benefit plans.

      The amount of the bonus paid to each Named Executive Officer during 2000 and 2001 was determined by the Compensation Committee.

Option Grants in Fiscal 2001

      The following table sets forth information regarding stock options granted pursuant to the 1999 Stock Incentive Plan during 2001 to each of the Named Executive Officers.

                                               Percent of
                                   Number of      total                                              Potential realizable value at
                                   Securities    options                                             assumed annual rates of stock
                                   underlying   granted to   Exercise                                price appreciation for option
                                    options    employees in   or base    Market                               term ($)
                                    granted    fiscal year     price      Price       Expiration
          Names                       (#)           (%)      ($/share)  ($/share)        Date          0%         5%        10%
Current CEO & Executive Officers:

Jean-Philippe Maheu        (1)       10,000                    41.25        41.25       1/10/11                 259,419    659,809
                           (2)       13,333                    18.75        18.75       3/19/11                 157,220    249,994
                           (3)       10,000        4.25         0.30        27.30        6/1/11     270,000     171,688    435,092

John J. Roberts            (1)       10,000                    41.25        41.25       1/10/11                 259,419    657,419
                           (2)       13,333                    18.75        18.75       3/19/11                 157,220    249,994
                           (3)        3,333        3.40         0.30        27.30       6/1/11       90,000      57,224    145,016

Robert W. Lord             (1)        6,667                    41.25        41.25       1/10/11                 172,955    438,301
                           (2)       13,333                    18.75        18.75       3/19/11                 157,220    249,994
                           (3)        3,333        2.98         0.30        27.30        6/1/11      90,000      57,224    145,016

Hilary A. Fenner           (1)           67                     1.38        $1.38       expired
                           (4)           67                     1.38        $1.38       expired
                           (2)          833        0.12         0.63        $0.63       expired

Former CEO and Former Executive Officers:

Jeffrey A. Dachis          (5)        3,333                 1,218.75     1,218.75        5/2/03               2,554,884  4,062,500
                           (5)        9,000                   466.88       466.88        5/2/03               2,653,149  4,218,750
                           (5)        4,333                    41.25        41.25        5/2/03                  51,094     81,244
                           (5)       16,667        4.25        18.75        18.75        5/2/03                 452,027    718,764

Michael S. Simon           (6)       10,000                    41.25        41.25       expired
                           (7)       13,333                    18.75        18.75       expired
                           (6)        3,330        3.40         0.30         0.30       expired

Craig M. Kanarick          (5)       16,667                    41.25        41.25        5/2/03                 432,365    687,500
                           (5)       13,333        3.83        18.75        18.75        5/2/03                 157,224    250,000

(1) One-third vested on January 10, 2002 and the remainder vests on each monthly anniversary of the vesting commencement date thereafter in 1/24 increments.
(2) One-third vested on both June 11, 2001 and December 11, 2001, with one-third vesting on December 11, 2002.
(3) Fifty percent vested on December 1, 2001 and fifty percent vested on June 1, 2002.
(4) Fifty percent vested on January 10, 2001 and fifty percent vested on January 10, 2002.
(5) All of these options are fully vested.
(6) All of these options lapsed due to the termination of the named executive's service prior to vesting.
(7) 4,444 of these options vested and the remainder lapsed due to the termination of the named executive's service prior to vesting.

      The values set forth in the last three columns of the table set forth above represent the gain that the Named Executive Officer would realize assuming that (1) such officer exercises all of the options granted at the end of their respective terms and (2) the value of a share of the Company's Class A Common Stock has increased annually by a rate of 0% (for grants of options for Class A Common Stock that have an exercise price that is less than the market price of Class A Common Stock on the date of grant), 5% and 10% respectively during the term of the option. These growth rates are prescribed by the Securities and Exchange Commission. By including these values, the Company does not intend to forecast the possible appreciation of its Class A Common Stock or to establish a present value of these options. In addition, the Named Executive Officer will not realize any gain unless there is an increase in the Company's stock price.

Fiscal Year-End Option Values

      The following table sets forth certain information with respect to the Named Executive Officers regarding the stock options exercised during 2001. It shows the aggregate number of unexercised options to purchase Class A Common Stock granted in all years and held by the Named Executive Officers as of December 31, 2001, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the Class A Common Stock) as of December 31, 2001. The value of unexercised options at year-end is based on the December 31, 2001 closing price of $6.60 per share (on a post reverse split basis) of Class A Common Stock as reported on the Nasdaq National Market.

                                                        Number of securities underlying   Value of unexercised in the
                                                         unexercised options at fiscal      money options at fiscal
                             Shares          Value                 year-end                       year-end ($)
                           acquired on     realized     -------------------------------   ----------------------------
Name                        exercise          ($)         Exercisable    Unexercisable    Exercisable    Unexercisable
Current CEO & Executive Officers:
Jean-Philippe Maheu              --              --          21,899          22,574          31,500          31,500
John J. Roberts                  --              --          15,185          19,815          10,500          10,500
Robert W. Lord                   --              --          10,556          12,778          10,500          10,500
Hilary A. Fenner                 --              --             993             608              --              --

Former CEO and Former Executive Officers:
Jeffrey A. Dachis             7,667          56,700          95,667              --              --              --
Michael S. Simon                 --              --          12,030              --              --              --
Craig M. Kanarick                --              --          40,848              --              --              --

Directors Compensation

      Directors who are also employees of the Company receive no additional compensation for their services as directors. Directors who are not employees of the Company do not receive a fee for attendance in person at meetings of the Board of Directors or committees of the Board of Directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Employment and Non-Competition Agreements

      Employment Agreement with Mr. Maheu

      The Company has entered into an employment agreement with Mr. Maheu, dated July 1, 2000. His annual base salary is $400,000; however, Mr. Maheu voluntarily reduced his salary to $300,000 effective May 1, 2001. His salary may be further changed in accordance with the terms of the agreement.

      The initial term of Mr. Maheu's employment agreement expires on December 31, 2004. Upon the expiration of the initial term, the agreement remains in effect and may be terminated by either party upon six months' prior written notice.

      If Mr. Maheu's employment is terminated by the Company other than for "Cause" (as defined in the employment agreement) or a notice of non-renewal, of if Mr. Maheu terminates his employment for "Good Reason" (as defined in the employment agreement), then Mr. Maheu is entitled to the following payments:

o an amount equal to the monthly portion of his "Minimum Annual Compensation" (as defined in the employment agreement) as in effect on the date of such termination for the greater of 24 months or the number of months remaining in the scheduled term of the employment agreement, plus a lump sum payout in respect of accrued, but unused, vacation days; and

o a bonus in an amount equal to the greater of (1) his actual bonus earned in the year preceding the termination and (2) his target bonus for the year of such termination, multiplied by two.

      In addition Mr. Maheu will be entitled to continue his participation in various Company health benefit plans for up to the period he is continued to be paid his Minimum Annual Compensation and all his outstanding stock options will accelerate and become immediately exercisable and remain exercisable pursuant to the terms of the applicable stock plan. Under the employment agreement, "Good Reason" includes the occurrence of a "Change in Control" (which, if the Offer and Merger is consummated, would be deemed to have occurred as such term is defined in the employment agreement), provided that Mr. Maheu remains employed with the Company for six months thereafter. Mr. Maheu was not paid a cash bonus for the year ended 2001 but, in lieu thereof, received options to purchase 13,333 shares of Stock with a per share exercise price equal to its fair market value.

      The agreement contains customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Mr. Maheu's termination of employment.

      Employment Agreement with Mr. Roberts

      The Company has entered into an employment agreement with Mr. Roberts, dated August 1, 2000, pursuant to which Mr. Roberts serves as Chief Financial Officer. Mr. Roberts receives an annual base salary of $300,000 per annum. His salary may be further changed in accordance with the terms of the agreement.

      The initial term of Mr. Roberts employment agreement expires on December 31, 2004. Upon the expiration of the initial term, the agreement remains in effect and may be terminated by either party upon six months' prior written notice.

      If Mr. Robert's employment is terminated by the Company other than for "Cause" (as defined in the employment agreement) or a notice of non-renewal, of if Mr. Roberts terminates his employment for "Good Reason" (as defined in the employment agreement), then Mr. Roberts is entitled to the following payments:

o an amount equal to the monthly portion of his "Minimum Annual Compensation" (as defined in the employment agreement) as in effect on the date of such termination for the greater of 24 months or the number of months remaining in the scheduled term of the employment agreement, plus a lump sum payout in respect of accrued, but unused, vacation days; and

o a bonus in an amount equal to the greater of (1) his actual bonus earned in the year preceding the termination and (2) his target bonus for the year of such termination, multiplied by two.

      In addition Mr. Roberts will be entitled to continue his participation in various Company health benefit plans for up to the period he is continued to be paid his Minimum Annual Compensation and all his outstanding stock options will accelerate and become immediately exercisable and remain exercisable pursuant to the terms of the applicable stock plan (but in no event for a period of less than two years). Under the employment agreement, "Good Reason" includes the occurrence of a "Change in Control" (which, if the Offer and Merger is consummated, would be deemed to have occurred as such term is defined in the employment agreement), provided that Mr. Roberts remains employed with the Company for six months thereafter. Mr. Roberts was not paid a cash bonus for the year ended 2001 but, in lieu thereof, received options to purchase 13,333 shares of Stock with a per share exercise price equal to its fair market value.

      The agreement contains customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Mr. Roberts termination of employment.

      Letter from the Company to Mr. Lord

      In a letter dated January 25, 2002, the Company stated that Mr. Lord will be entitled to a payment of an amount equal to twelve times his monthly base salary if either of the following occur: (1) if Mr. Lord's employment is terminated by the Company other than for cause or (2) in the event of an occurrence of a "Change in Control" (which, if the Offer is consummated, would be deemed to have occurred as such term is defined in the Letter), provided that Mr. Lord remains employed with the Company for six months thereafter. Mr. Lord was also granted 16,667 (on a post reverse split basis) options at an exercise price of $(0.30) (on a post reverse split basis) which will become immediately exercisable as a result of a Change in Control.


      Employment Agreement and Separation Agreement with Mr. Dachis

      The Company had entered into an employment agreement with Mr. Dachis, pursuant to which Mr. Dachis served as Chief Executive Officer and Treasurer and received an annual base salary of $450,000 per annum. In connection with his resignation, on May 2, 2001, the Company entered into a separation and release agreement with Mr. Dachis, pursuant to which Mr. Dachis resigned as Chief Executive Officer. In accordance with the provisions of the separation agreement, Mr. Dachis received $750,000 and the employment agreement between the Company and Mr. Dachis has been terminated.

      The employment agreement contained customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Mr. Dachis' termination of employment which survived pursuant to the terms of the separation agreement.

      Employment Agreement and Separation Agreement with Mr. Kanarick

      The Company had entered into an employment agreement with Mr. Kanarick, pursuant to which Mr. Kanarick served as Chief Strategic Officer. Mr. Kanarick received an annual base salary of $400,000 per annum. On May 2, 2001, the Company entered into a separation and release agreement with Mr. Kanarick, pursuant to which Mr. Kanarick resigned as Chief Strategic Officer. In accordance with the provisions of the separation agreement, Mr. Kanarick received $450,000 and the employment agreement between the Company and Mr. Kanarick has been terminated.

      The employment agreement contained customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Mr. Kanarick's termination of employment which survived pursuant to the terms of the separation agreement.

      Employment Agreement and Separation Agreement with Ms. Susan Murphree

      The Company had entered into an employment agreement with Ms. Susan Murphree, pursuant to which Ms. Murphree served as Executive Vice President Mergers and Acquisitions and Integration. Ms. Murphree received an annual base salary of $250,000 per annum. On February 8, 2001, the Company entered into a separation agreement with Ms. Murphree pursuant to which Ms. Murphree resigned as Executive Vice President Mergers and Acquisitions and Integration. In accordance with the provisions of the separation agreement, Ms. Murphree received $1,250,000 and the employment agreement between the Company and Ms. Murphree has been terminated.

      The employment agreement contained customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Ms. Murphree's termination of employment which survived pursuant to the terms of the separation agreement.

      Employment Agreement and Separation Agreement with Mr. Simon

      The Company had entered into an employment agreement with Mr. Simon, pursuant to which Mr. Simon served as Executive Vice President, Business Affairs and General Counsel. Mr. Simon received an annual base salary of $300,000 per annum. Mr. Simon resigned in November of 2001 and entered into a separation agreement. The employment agreement contained customary provisions relating to non-competition, the protection of confidential information and non-solicitation of the Company's employees or clients upon Mr. Simon's termination of employment which survived pursuant to the terms of the separation agreement.

Board Compensation Committee Report on Executive Compensation

      Scope of the Committees' Work

      The Compensation Committee of the Company's Board of Directors has the authority and responsibility to establish the overall compensation strategy for the Company, including salary and bonus levels, to administer the stock option and benefit plans and to review and make recommendations to the Board with respect to the compensation of the Company's executive officers. The current members of the Compensation Committee are Messrs. Bales, Dimert and Lund, each of whom is a non-employee director within the meaning of Section 16 of the Exchange Act, and an "outside director" within the meaning of Section 162(m) of the Code.

      Executive Compensation Philosophy and Policies

      The Company's overall compensation philosophy is to provide a total compensation package that is competitive and enables the Company to attract, motivate, reward and retain key executives and other employees who have the skills and experience necessary to promote the short and long-term financial performance and growth of the Company.

      The Compensation Committee recognizes the critical role of its executive officers in the significant growth and success of the Company to date and its future prospects. Accordingly, the Company's executive compensation policies are designed to (1) align the interests of executive officers and stockholders by encouraging stock ownership by executive officers and by making a significant portion of executive compensation dependent upon the Company's financial performance, (2) provide compensation that will attract and retain talented professionals, (3) reward individual results through base salary, annual cash bonuses, long-term incentive compensation in the form of stock options and various other benefits and (4) manage compensation based on skill, knowledge, effort and responsibility needed to perform a particular job successfully.

      In establishing salary, bonuses and long-term incentive compensation for its executive officers, the Compensation Committee takes into account both the position and expertise of a particular executive, as well as the Committee's understanding of competitive compensation for similarly situated executives in the Company's industry.

      Executive Compensation

      Base Salary and Bonus. Salaries for executive officers for 2001 were established by the Compensation Committee after evaluating each executive's scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at comparable companies. No cash bonuses were paid with respect to 2001.

      Long-Term Incentive Awards. The Compensation Committee believes that equity-based compensation in the form of stock options links the interests of executives with the long-term interests of the Company's stockholders and encourages executives to remain in the Company's employ. The Company grants stock options in accordance with its various stock option plans. Grants are awarded based on a number of factors, including the individual's level of responsibility, the amount and term of options already held by the individual, the individual's contributions to the achievement of the Company's financial and strategic objectives, and industry practices and norms.

      Compensation of the Chief Executive Officer

      Mr. Dachis, who served as the Company's Chief Executive Officer from its formation in January 1995 until May 2, 2001, was paid a base salary at an annual rate of $400,000 for the year

2001. He was not paid a cash bonus but was granted options to purchase 42,333 shares (on a post reverse split basis) of Class A Common Stock at the then fair market value for his service to the Company in 2000; however, in order to comply with the Section 162(m) limitations, 9,000 of these were granted in 2001. Mr. Dachis' salary and other compensation and the terms of his employment agreement have been established by reference to the salaries and equity participations of other chief executive officers of companies in the Company's industry. On May 2, 2001, Mr. Dachis resigned his position as Chief Executive Officer and Mr. Maheu became Chief Executive Officer.

      Mr. Maheu, the Company's Chief Executive Officer since May of 2001, receives an annual base salary of $400,000. Further, effective May 1, 2001, Mr. Maheu has unilaterally and voluntarily reduced his salary to $300,000. He was not paid a cash bonus but was granted options to purchase 13,333 shares of Class A Common Stock at the then fair market value for his service to the Company in 2001. Mr. Maheu was also granted 10,000 shares (on a post reverse split basis) of Class A Common Stock at a below market exercise price of $0.30 (on a post reverse split basis) on June 1, 2001. The options were granted to Mr. Maheu as a retention bonus and to further align his interests with the interests of the Company's stockholders.

      Internal Revenue Code Section 162(m) Limitation

      Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the Company's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance based compensation paid to the Company's executive officers in 2001 did not exceed the $1 million limit per officer. The 1999 Stock Incentive Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of option grants made under that plan will qualify as performance-based compensation which will not be subject to the $1 million limitation. The Compensation Committee currently intends to limit the dollar amount of all other compensation payable to the Company's executive officers to no more than $1 million.

              Submitted by the Compensation Committee:

              Carter F. Bales
              Peter A. Lund
              Bo Dimert


      Stock Performance Graph

      The graph below compares the cumulative total stockholder return on the Company's Class A Common Stock with the cumulative total return on THE NASDAQ 100, the Dow Jones Industrial and the S&P 500. The period shown commences on April 26, 1999, the date that the Company's Class A Common Stock was first traded in a public market. The graph assumes an investment of $100 on April 26, 1999. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's Class A Common Stock.

                                    [CHART]

                                     April 26,     December 31,    December 31,    December 31,   November 22,
                                       1999            1999            2000           2001            2002
Razorfish, Inc. .........             100.00          279.10             9.7           1.31            .33
S&P 500 .................             100.00          118.49          107.71          84.24          68.28
Dow Jones Industrial ....             100.00          123.66          117.45          92.52          81.29
The Nasdaq Composite ....             100.00          187.09          111.89          74.95          56.44

                                 EXHIBIT INDEX

Exhibit No.                              Description

(a)(1)(A)          Offer to Purchase dated December 6, 2002 (filed as Exhibit
                   (a)(1)(A) to the Schedule TO and incorporated herein by reference).*

(a)(1)(B) Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).*

(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                   (a)(1)(C) to the Schedule TO and incorporated herein by reference).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(2)             Letter to stockholders from Jean-Philippe Maheu dated
                   December 6, 2002.*

(a)(5)(A) Joint Press Release issued by SBI and Company and Razorfish, Inc. on November 22, 2002, filed on
                   Schedule 14D-9C by Razorfish, Inc. on November 22, 2002 and incorporated herein by reference.

(a)(5)(B) Summary Advertisement published in The Wall Street Journal on December 6, 2002 (filed as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference).

(a)(5)(C) Opinion of Gerard Klauer Mattison & Co., Inc., dated November 21, 2002 (included as Annex A hereto). *

(a)(5)(D) Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).*

(e)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of November 21, 2002, by and among the Company, SBI and the Purchaser (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).*

(e)(2) Confidentiality Agreement, dated as of August 6, 2001, between the Company and SBI (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).*

(e)(3) Employment Agreement, dated as of July 1, 2000, between the Company and Jean-Philippe Maheu.(Filed as an exhibit to the Company's Report on Form 10-K/A, Amendment No. 1, that was filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.)

(e)(4) Employment Agreement, dated as of August 1, 2000, between the Company and John Roberts.(Filed as an exhibit to the Company's Report on Form 10-K/A, Amendment No. 1, that was filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.)

(e)(5)             Letter from the Company to Robert Lord, dated as of January
                   25, 2002.

*   Mailed to stockholders.